

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 24, 2009

Mr. Lou Van Vuuren
Chief Financial Officer
Great Basin Gold Ltd.
1238 West Street, 4th Floor
Sandown, 2196
P.O. Box 78182
Sandton, South Africa 2146

> **Re:** **Great Basin Gold Ltd.**
> **Form 40-F for Fiscal Year Ended December 31, 2007**
> **Filed April 1, 2008**
> **Response Letter Filed August 13, 2008**
> **Form 40-F/A for Fiscal Year Ended December 31, 2007**
> **Filed December 1, 2008**
> **Response Letter Dated December 1, 2008**
> **Response Letter Dated February 20, 2009**
> **Form 40-F/A for Fiscal Year Ended December 31, 2007**
> **Filed February 23, 2009**
> **File No. 001-31729**

Dear Mr. Van Vuuren:

We have completed our review of your Form 40-F and related filings and have no further comments at this time.

Sincerely,

Jill S. Davis
Branch Chief